UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Velocity Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92262D101

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92262D101	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,963,806 shares of Common Stock 1,673,958 Warrants(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,963,806 shares of Common Stock(1) 1,673,958 Warrants(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,963,806 shares of Common Stock(1) 1,673,958 Warrants(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%(2)
14.	TYPE OF REPORTING PERSON IA, OO

(1)

The shares reported herein for the Reporting Person represent the securities of the Issuer that are held by TOBI (see Item 2 of the Schedule 13D) (i) 10,963,806 shares of the Issuer’s Common Stock, and (ii) 1,673,958 shares of Common Stock that TOBI has the right to acquire through the exercise of Warrants (the “Warrant Shares”).

(2)

The number of shares outstanding for purposes of this percentage calculation assumes (i) 32,602,432 outstanding shares of the Issuer’s Common Stock as reported in its Quarterly Report on Form 10-Q for the period ended March 31, 2023, filed with the SEC on May 5, 2023, plus (ii) the exercise of the Warrant Shares.

CUSIP No. 92262D101	Page 3 of 4 Pages

AMENDMENT NO. 2 TO SCHEDULE 13D

The statement on Schedule 13D filed on April 14, 2020 (the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Velocity Financial, Inc. (the “Issuer”), a Delaware corporation, (as amended by Amendment No. 1 to Schedule 13D filed on October 12, 2021, “Amendment No. 1” and together with the Original Schedule 13D, the “Schedule 13D”) is hereby amended as set forth below by this Amendment No. 2 to the Schedule 13D. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 2. Identity and Background.

The information set forth below is hereby added to Item 2:

On June 16, 2023, PIMCO entered into a settlement agreement with the SEC relating to certain disclosures in the 2014 and 2015 annual shareholder reports of PIMCO Global StocksPLUS & Income Fund (“PGP”) regarding PGP’s use of paired interest rate swaps in its portfolio. Under the terms of the settlement, PIMCO agreed to pay to the SEC a civil monetary penalty in the amount of $6.5 million. Prior to the SEC’s investigation, PIMCO had updated the disclosures in PGP’s 2016 annual shareholder report.

On June 16, 2023, PIMCO entered into a settlement agreement with the SEC relating to an error in the fee waiver calculation used by PIMCO’s third-party vendor that caused certain advisory fees to be under-waived from April 2011 to November 2017 and charged to PIMCO All Asset All Authority Fund (“A4”). Under the terms of the settlement, PIMCO agreed to pay to the SEC a civil monetary penalty in the amount of $2.5 million. Prior to the SEC’s investigation, PIMCO had identified the error, publicly disclosed the issue and implemented a plan that reimbursed A4 and its shareholders for any losses associated with the fee waiver miscalculation. In addition, PIMCO has enhanced its policies and procedures relating to its oversight of the third-party vendor’s advisory fee calculations.

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented by adding the following additional information:

(a)-(b)

Item 13 (inclusive of the footnote thereto) of the cover page of this Amendment No. 2 is incorporated herein by reference.

(c) There have been no transactions with respect to the Common Stock during the sixty days prior to the date of this Amendment No. 2 by the Reporting Person or, to its knowledge, by any executive officer or director of the Reporting Person.

CUSIP No. 92262D101	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2023

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Bijal Parikh
Name: Bijal Parikh Title: Executive Vice President

Schedule A of Schedule 13D is hereby amended in its entirety as follows:

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECTUVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship

Mangala Ananthanarayanan	Managing Director – Executive Committee, Head of Business Management for Europe, Middle East and Africa & Asia Pacific	United States

Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States

Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States

Gregory Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States

Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States

Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States

Qi Wang	Managing Director – Executive Committee, Chief Investment Officer, Portfolio Implementation	United States

Sonali Pier	Managing Director – Executive Committee, Portfolio Manager	United States

Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States

Marc P. Seidner	Managing Director, Chief Investment Officer (Non-traditional Strategies)	United States

Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States

Kimberley Korinke	Managing Director – Executive Committee, Global Head of Product Strategy	United States

Jason Steiner	Managing Director – Executive Committee, Portfolio Manager	United States

Thibault Christian Stracke	Managing Director – Executive Committee, President and Global Head of Credit Research	United States